EXHIBIT 8.1
                               ARTHUR ANDERSEN LLP
                               One Financial Plaza
                             Hartford CT 06103-2699
                                 (860) 280-0500



   December 27, 1996


   Connecticut Natural Gas Corporation
   100 Columbus Boulevard
   Hartford, CT 06103-2805

   Re:  Exchange of CTG Stock for CNG Stock

   Gentlemen:

   You have requested our opinion regarding certain U.S. federal income tax consequences of the proposed exchange (Exchange) of common stock of Connecticut Natural Gas Corporation, a Connecticut corporation (CNG), for common stock of CTG Resources, Inc., a Connecticut corporation (CTG). Specifically, you have requested our opinion regarding whether the Exchange will qualify as an exchange described in Section 351 (a) of the Internal Revenue Code of 1986, as amended, whether CNG's shareholders will recognize any income or gain as a consequence of the Exchange, and whether CTG will recognize any income or gain as a consequence of the Exchange.1 Our opinion does not address any tax consequences of the Exchange to any person other than CNG's shareholders and CTG.

   In rendering our opinion, we have relied upon the accuracy and completeness of the facts assumptions and representations (without regard to any limitation based on knowledge or belief) (i) set forth herein, (ii) contained in the documents listed on Exhibit A to this opinion, (iii) set forth in the representation letter, dated December 27, 1996, signed by an appropriate officer of CNG and CTG, and (iv) contained in the Arthur Andersen Technical Memorandum, dated December 27, 1996. You have represented that such facts, assumptions and representations are true, correct and complete and that we have been provided all facts, documents and other materials relevant to the Exchange. However, we have not independently audited or otherwise verified any of these facts, documents or other materials. A misstatement or omission of any fact or a change or amendment in any of the facts, assumptions or representations we have relied upon, may require a modification of all or a part of this opinion. In addition, our opinion is based on the facts as represented to us as of the date of this letter. Any changes in the facts or form of the transaction between the date of this letter and the actual closing of the transaction may require a modification of all or part of this opinion. We have no


               1 All references cited as "Section" or "Code" are to the Internal Revenue Code of 1986, as amended, unless otherwise indicated.





   responsibility to update this opinion for events, transactions, circumstances or changes in any of the facts, assumptions or representations occurring after this date.

   I.    SCOPE OF OPINION

   Our opinion is based solely on our interpretation of the Code; related U.S. federal income tax regulations thereunder; relevant court decisions; and Internal Revenue Service (Service) published Revenue Rulings; Private Letter Rulings; Technical Advice Memoranda; General Counsel Memoranda; and Revenue Procedures as of the date of this opinion. U.S. federal income tax laws and their interpretations are subject to change, which changes could adversely affect this opinion.

   If there is a change in the Code, the regulations and published rulings thereunder, the current administrative rulings, or in the prevailing judicial interpretation of the foregoing, the opinion expressed herein would necessarily have to be reevaluated in light of any such changes. Our opinion is as of the date of this letter and we have no responsibility to update this opinion for changes in the above-listed law or authorities occurring after this date.

   Our opinion is limited to the U.S. federal income tax consequences of the Exchange listed above as it relates solely to CNG's shareholders, CTG and CNG. Our opinion is not intended to address any other federal income, non-income, state, local or foreign tax issues, if any, that may be relevant to CNG, CTG, their shareholders or related entities. Further, except as expressly provided below, our opinion is not intended to address the potential tax ramifications to CTG, CNG and related entities resulting from any other transaction, including the contemplated corporate restructuring transactions described herein. We also express no opinion on nontax issues such as corporate law or securities law matters.

   Our opinion reflects what we regard to be the material U.S. federal income tax consequences of the Proposed Exchange as described herein; nevertheless, it is an opinion only and should not be taken as an assurance of the ultimate tax treatment. The Service, of course, is not bound by this opinion.

   II.    CURRENT STRUCTURE/BACKGROUND

   CNG is a public utility engaged primarily in the regulated distribution and sale of natural gas in Hartford and twenty other cities and towns in central Connecticut and in Greenwich. CNG provides gas service to approximately 140,000 customers. CNG's business operations are regulated by the Connecticut Department of Public Utility Control (DPUC).

   As of December 6, 1996, CNG had issued 10,690,977 shares of its $3.125 par common stock, of which 10,690,977 shares were outstanding. CNG had also issued 915,204 shares of $3.125 par value, 8% noncallable preferred stock of which 138,360 shares were outstanding. Holders of CNG common stock or 8% noncallable preferred stock are entitled to one vote per share with respect

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   to the election of members of the Board of Directors.  As of such date, CNG also had issued 9,999,634 shares of $100 par value, callable 6% Series B preferred stock, of which 4,667 shares were outstanding. Holders of the 6% preferred stock are not entitled to vote with respect to the election of members of the Board of Directors. There will be no material change in the number of shares of CNG common stock, 8% preferred stock or 6% preferred stock outstanding between December 6, 1996 and the closing of the Exchange.

   CTG was formed on October 31, 1996 for the purpose of effectuating the Exchange. On such date, CNG contributed nominal assets to CTG in exchange for all of the common stock of CTG. CTG has issued and outstanding 100 shares of common stock. It has no other shares of stock outstanding. CTG is currently inactive.

   CNG has two wholly owned subsidiaries, CNG Realty Corp., and The Energy Network, Inc. (TEN), in addition to CTG.

   CNG Realty Corp., a wholly owned subsidiary of CNG, is a single purpose corporation which owns title to CNG's Operating and Administrative Center located in downtown Hartford. This facility is leased to CNG.

   TEN is CNG's principal non-regulated subsidiary. TEN, and one of its four wholly owned subsidiaries, The Hartford Steam Company, are primarily engaged in providing steam and hot water for heating and chilled water for cooling to a significant number of large buildings in the downtown and capitol areas of Hartford, Connecticut through an underground pipe system. TEN's wholly-owned subsidiary, ENServe Corporation, offers residential, commercial and industrial energy management services and heating and cooling equipment and installations throughout Connecticut. TEN's wholly-owned subsidiary, ENI Gas Services, Inc., owns a one-third interest in KBC Energy Services of New England (KBC) joint venture partnership. KBC markets natural gas supplies, other energy sources and energy management related services on a nonregulated basis to commercial and industrial end users, primarily in New England. ENI Transmission Company (ENIT) recently became a wholly owned subsidiary of TEN as a result of the contribution of its stock to TEN by CNG. ENIT owns a 4.87% share in the Iroquois Gas Transmission System Partnership (Iroquois). Iroquois operates a natural gas pipeline that first delivered gas in December, 1991 and reached full operations in 1992.

   III. EXCHANGE AND RELATED RESTRUCTURING

   Pursuant to Sec. 33-816 of the Connecticut General Statutes, the shareholders of CNG will adopt an Agreement and Plan of Exchange with CTG. Under the statute, the adoption of the plan will cause the shares of CNG to be deemed to be shares of CTG; accordingly, new certificates will not be issued to current CNG shareholders. CNG common shareholders will own all the issued and outstanding shares of CTG under the Connecticut General Statutes. The CNG 8% preferred stock and 6% preferred stock will remain outstanding after the Exchange and will not be exchanged for CTG stock. The shares of CTG held by CNG prior to the Exchange will be canceled.

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   Holders of CNG common stock will have appraisal rights and therefore may choose to receive cash instead of CTG stock if they properly perfect their rights as dissenters. Holders of CNG 8% preferred stock also will have appraisal rights and therefor may choose to receive cash for their shares if they properly perfect their rights as dissenters. Any shareholder who dissents must dissent as to all CNG shares beneficially owned by such share-holder. Under Connecticut law, CNG must pay to a dissenter an amount equal to the estimated fair value of the dissenter's CNG shares, plus accrued interest.

   Following the Exchange, CNG intends to undertake a corporate restructuring. CNG plans to distribute all of the stock of TEN to CTG. The corporate restructuring will result in a holding company structure whereby CTG will own all of the common stock of CNG, a regulated subsidiary, and all of the stock of TEN, a non-regulated subsidiary.

   The Exchange and related corporate restructuring is being undertaken for a real and substantial business purpose. This business purpose is discussed more fully in the Proxy Statement for CNG, Prospectus for CTG included with Amendment No. 1 to Form S-4, filed with the Securities and Exchange Commission on December 27,1996 (Proxy/ Prospectus), at "Item 2. The Exchange; Reasons for the Exchange and Corporate Restructuring." To summarize, the purpose of the Proposed Exchange and the related corporate restructuring transactions described below is to facilitate a plan designed to separate the ownership of activities subject to regulation by the DPUC from those that are not subject to its review. Management believes this separation will permit greater flexibility to develop and operate businesses in an increasingly competitive environment, offer a mechanism for better defining and separating the regulated and non-regulated businesses and for protecting the regulated business and its customers from the risks involved in non-regulated ventures, and facilitate more efficient access to capital markets in the future for both the regulated and non-regulated businesses.

   IV.  CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE

   Our opinions expressed below are addressed only to those federal income tax aspects relating to the Exchange that in our judgment are material to CNG and its shareholders. The opinions set forth below do not address the tax consequences of the Exchange to a CNG shareholder that has a special status, including insurance companies; tax-exempt entities; financial institutions or broker-dealers; foreign corporations, estates and trusts not subject to U.S. federal income tax on their income regardless of source, and persons who are not citizens or residents of the United States; and persons who acquired stock as a result of the exercise of an employee stock option, pursuant to an employee stock purchase plan, or otherwise as compensation.

   Based on the facts, assumptions and representations set forth or referred to above, it is our opinion that:


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       1)  The Exchange should be treated as an exchange of shares of CNG common stock for shares of CTG common stock to which Section 351 applies.

       2) No gain or loss should be recognized by a CNG shareholder that receives solely shares of CTG common stock in exchange for shares of CNG common stock pursuant to the Exchange. [Section 351(a)].

       3) The tax basis of the shares of CTG common stock received pursuant to the Exchange by a CNG shareholder should be the same as the tax basis of the shares of CNG common stock exchanged therefor. [358(a)(1)].

       4) The holding period of the shares of CTG common stock received pursuant to the Exchange by a CNG shareholder should include the period during which the shares of CNG common stock exchanged therefor were held by such shareholder, provided that such shares were held as capital assets. [Section 1223(1)].

       5) No income, gain or loss should be recognized by CTG on the issuance of its shares of common stock in exchange for shares of CNG common stock pursuant to the Exchange. [Section 10321].

       6) Gain or loss should be recognized by a CNG shareholder who properly perfects such shareholder's appraisal rights under Connecticut law, measured by the difference between the amount of cash received (other than any amount constituting interest, which should be ordinary income to such shareholders) and the basis of the shares of CNG stock exchanged therefor. [Section 1001]. Such gain or loss should be capital gain or loss provided that the shares of CNG stock were held as capital assets at the time of the Exchange, and should be long term capital gain or loss if such shares were held for more than one year at such time. [Section 1222]. Under certain circum-stances, a dissenting CNG shareholder may be considered to own shares of CNG stock owned by related parties. [Section 318]. As a result, a dissenting CNG shareholder may recognize dividend income equal to the amount of cash received (other than any amount constituting interest, which should be ordinary income to such dissenting shareholder) pursuant to the appraisal rights, instead of recognizing capital gain or loss. [Section 301]. Accordingly, dissenting CNG shareholders are urged to consult their tax advisors in connection with the Exchange.

   This opinion is solely for your benefit and is not intended to be relied upon by anyone other than you. Except to the extent expressly permitted hereby, and without the prior written consent of this firm, this letter may not be quoted in whole or in part or otherwise referred to in any documents or delivered to any other person or entity. (Any such authorized other party receiving a copy of this letter must consult and rely upon the advice of his/her/its own counsel, accountant, or other adviser).

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   We hereby consent to the filing of this opinion as an exhibit to the S-4
   Registration/Proxy Statement filed with the Securities and Exchange Commission under the Securities Act of 1933 and to the reference to us in the Proxy/Prospectus.

   Very truly yours,

   ARTHUR ANDERSEN LLP










































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